14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

Béghin Say

02028636

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-04-11
E-mail : cchalon@fr.beghin-say.com

SUPPL

SEC MAIL PROCESSING RECEIVED APR 22 2002 WASH. D.C. 165 SECTION

April 11th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press release,

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Catherine CHALON-SZYMANEK
General Secretary

Béghin Say

PRESS RELEASE

BÉGHIN-SAY CLOSES SALE OF ERIDANIA GROUP TO SACOFIN, A HOLDING COMPANY EQUALLY OWNED BY ITALY'S SADAM, CO.PRO.B AND FINBIETICOLA

Paris, April 10, 2002 – Béghin-Say today closed the sale of its interest in the Eridania group, Italy's leading sugar producer, to SaCoFin, a holding company equally owned by Italy's Sadam, Co.Pro.B and Finbieticola.

The transaction totalled EUR 270 million excluding assumption of debt. The sale will reduce the Béghin-Say Group's net debt by approximately EUR 410 million, after taking into account the price paid and the deconsolidation of Eridania's debt, thereby improving its return on capital employed, as well as providing financial flexibility and, if required, the funds to pursue growth.

After the divestment, in which BNP Paribas acted as advisor, Béghin-Say will continue to be France's leading sugar producer and the second-largest in the European Union, with a quota of 8.1%. In addition to France, the Group is present in Hungary, where it is market leader, and in Brazil, where it entered the market in 2001. Béghin-Say employs approximately 4,000 people and operates 18 plants.

Press Contact: +33 (0)1 41 43 10 10